                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                         RIGHTCHOICE MANAGED CARE, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)


                                     Class A
                                  Common Stock
         ---------------------------------------------------------------
                         (Title of Class of Securities)



                                  766 57K 10 1
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 Hugo Tagli, Jr.
                               Vice President and
                                Corporate Counsel
                         Health Care Service Corporation
                       300 E. Randolph Street, 15th Floor
                             Chicago, Illinois 60601
                                 (312) 655-6000
         ---------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                October 22, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)






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CUSIP No. 766 57K 10 1
--------------------------------------------------------------------------------

1.       Names of Reporting Persons. I.R.S.
         Identification Nos. of Above Persons (entities only).

         Health Care Service Corporation

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)  / /
         (b)  / /
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): /X/

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Illinois
--------------------------------------------------------------------------------
Number of Shares                      7.  Sole Voting Power            695,800
Beneficially                          ------------------------------------------
Owned by Each                         8.  Shared Voting Power                0
Reporting Person                      ------------------------------------------
With:                                 9.  Sole Dispositive Power       695,800
                                      ------------------------------------------
                                     10.  Shared Dispositive Power           0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         695,800
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         18.8
--------------------------------------------------------------------------------
14.      Type of Reporting Person

         IC


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SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Class A Common Stock
         RightCHOICE Managed Care, Inc.
         1831 Chestnut Street
         St. Louis, Missouri  63103-2275

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c):

          Name:                                Health Care Service Corporation
          State of Incorporation:              Illinois
          Principal Business:                  Health insurance
          Address (principal business and
          principal office):                   300 East Randolph Street
                                               Chicago, Illinois  60601-5099

         (d)    Criminal Proceedings:

                On July 16, 1998, HCSC entered a plea of guilty to each of eight felony charges in the U.S. District Court for the Southern District of Illinois. The charges alleged a conspiracy to obstruct and impede a government audit, obstruction of a government audit, and the making of false statements in violation of the federal false statement statute. In connection with its guilty plea, HCSC paid a criminal fine of $4 million and civil penalties of $140 million.

                Although HCSC entered a plea of guilty to each of the charges, it is important to understand that the conduct alleged by the government was limited to a small number of HCSC's Medicare Part B employees located in a remote facility located in Marion, Illinois. The government's investigation leading up to the charges failed to develop any basis to conclude that the misconduct was known to or approved by any member of HCSC's senior management team. In fact, the government, when announcing the charges, openly acknowledged that the conduct which gave rise to the prosecution occurred without the knowledge or sanction of HCSC senior management. When summarizing the charges to the court, the government's attorney publicly stated that the Marion employees concealed their misconduct from the Health Care Financing Administration and HCSC's senior management.

                Neither the government nor HCSC's management became aware of the misconduct until 1995, at which time the Company conducted an extensive internal investigation, the results of which promptly were provided to the government. At the conclusion of its internal

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                investigation, HCSC promptly implemented corrective measures to ensure future compliance with all regulatory and legal requirements. HCSC continued to cooperate fully with the government throughout the pendency of the government's investigation.

                An essential component of the overall settlement agreement struck between HCSC and the government was the government's commitment that HCSC would not be debarred, excluded or suspended from any government program as a result of the misconduct which gave rise to the prosecution. Before agreeing to this commitment, the government attorneys first satisfied themselves that the conduct was neither sanctioned by nor known to HCSC's senior management.

         (e)    Civil Proceedings:

                Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Working Capital --  $6,644,890

ITEM 4.  PURPOSE OF TRANSACTION.

                  The purpose of the purchase by HCSC of 695,800 shares referred to in Item 5 is to acquire a significant equity position in the Issuer. Although these shares constitute approximately 18.8% of the Issuer's Class A Common Stock, these shares constitute about 3.7% of all Common Stock issued by the Issuer. In light of the right of the holders of Class B Common Stock to vote 10 votes per share, HCSC will have about .5% of the aggregate vote of the Class A and Class B Common Shares.

                  HCSC currently intends to seek some form of alliance or combination with the Issuer and Blue Cross and Blue Shield of Missouri ("Missouri Blue Cross"). Any such alliance or combination could be effected in a number of different ways (e.g., acquisition of stock, merger, acquisition of assets, joint venture, reinsurance, management agreement). Any such alliance or combination could result in changes in the present board of directors or management of Missouri Blue Cross or the Issuer. There can be no assurance that any such alliance or combination will be effected or as to the terms or timing of such alliance or combination.

                  HCSC has engaged in discussions with Missouri Blue Cross and the Issuer regarding a possible alliance or combination with HCSC. No agreement as to an alliance or combination was achieved as a result of such discussions.

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                  In light of Missouri Blue Cross ownership of all of the
         Issuer's Class B stock (with 10 votes per share), and the corporate structure of Missouri Blue Cross, HCSC believes that any combination or alliance of HCSC with Missouri Blue Cross and the Issuer may be effected only with the approval of the Board of Directors of Missouri Blue Cross and the Issuer and applicable regulatory and judicial authorities.

                  Other than as indicated above, HCSC has no present plans or proposals with respect to the Issuer (although it reserves the right to develop any such plans and proposals) that relate to or would result in the occurrence of any the events set forth in paragraphs
         (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 695,800 shares of Class A Common Stock which is 18.8% of the outstanding shares in this class.

         (b) Incorporated by reference to items (7), (8), (9), and (10) on the attached cover page(s).

         (c)  None.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  A Confidentiality Agreement which contains standstill provisions (with specified exceptions) has been entered into by HCSC, Missouri Blue Cross and the Issuer in connection with the discussions referenced in Item 4.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         November 1, 1999
-------------------------------------------
DATE


         /s/ Sherman M. Wolff
-------------------------------------------
SIGNATURE


Executive Vice President
-------------------------------------------
NAME/TITLE